SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 20)*

Emisphere Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

291345106

(CUSIP Number)

Doron Lipshitz, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

(Page 1 of 16 Pages)

CUSIP No.:	291345106	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,613,079
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,613,079
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,613,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,058,717
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,058,717
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,058,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,606,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,606,884
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,606,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,164,058
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,164,058
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,164,058
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.:	291345106	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,770,942
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,770,942
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,770,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,058,717
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,058,717
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,058,717
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No.:	291345106	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS MHRC II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,770,942
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,770,942
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,770,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No.:	291345106	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,829,659
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,829,659
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,829,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,829,659
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,829,659
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,829,659
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.:	291345106	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,043,957
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 39,043,957
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,043,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Page 13 of 16 Pages

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 20, the Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”), Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”), Amendment No. 4, filed on August 24, 2007 (“Amendment No. 4”), Amendment No. 5, filed on July 2, 2008 (“Amendment No. 5”), Amendment No. 6, filed on July 2, 2009 (“Amendment No. 6”), Amendment No. 7, filed on August 21, 2009 (“Amendment No. 7”), Amendment No. 8, filed on August 25, 2009 (“Amendment No. 8”), Amendment No. 9, filed on June 9, 2010 (“Amendment No. 9”), Amendment No. 10, filed on August 2, 2010 (“Amendment No. 10”), Amendment No. 11, filed on August 27, 2010 (“Amendment No. 11”), Amendment No. 12, filed on December 22, 2010 (“Amendment No. 12”), Amendment No. 13, filed on July 1, 2011 (“Amendment No. 13”), Amendment No. 14, filed on July 8, 2011 (“Amendment No. 14”), Amendment No. 15, filed on June 5, 2012 (“Amendment No. 15”), Amendment No. 16, filed on September 27, 2012 (“Amendment No. 16”), Amendment No. 17, filed on October 9, 2012 (“Amendment No. 17”), Amendment No. 18, filed on October 19, 2012 (“Amendment No. 18”), and Amendment No. 19, filed on January 10, 2013 (“Amendment No. 19”, and, together with the Initial 13D and Amendment No. 1 through Amendment No. 18, the “Schedule 13D”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005. Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 19.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Amended and Restated Agreement

In connection with that certain Amendment No. 2 to the GLP-1 Development and License Agreement (“GLP-1 Amendment No. 2”), entered into on April 26, 2013, between the Issuer and Novo Nordisk A/S, a Danish corporation (“Novo”), amending that certain GLP-1 Development and License Agreement, dated as of June 21, 2008 (as amended, the “GLP-1 License Agreement”), as further described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 26, 2013 (the “Form 8-K”), Master Account, Capital Partners (100), Institutional Partners II and Institutional Partners IIA (collectively, “MHR”) entered into that certain Amended and Restated Agreement with Novo and the Issuer, dated April 26, 2013, attached as Exhibit 1 hereto (the “Amended and Restated Agreement”).

Pursuant to the Amended and Restated Agreement, and subject to the conditions described therein, MHR agreed that, among other things, if MHR forecloses on all or any portion of the intellectual property (the “Licensed IP”) licensed to Novo by the Issuer under the GLP-1 License Agreement or the Insulin Development and License Agreement, between the Issuer and Novo, dated December 20, 2010 (the “Insulin License Agreement”), then upon the satisfaction of certain conditions, that certain license agreement, dated April 26, 2013, between Institutional Partners IIA and Novo, attached as Exhibit 2 hereto (the “License Agreement”), would become effective and pursuant thereto, Institutional Partners IIA would agree, among other things, not to disturb and to grant Novo certain specified licenses to the Licensed IP, in consideration for Novo’s performance of its obligations under the GLP-1 License Agreement and Insulin License Agreement, as applicable, including the obligation to pay directly to Institutional Partners IIA fees and royalties as provided therein.

Restructuring Agreement

Contemporaneously with the execution of the Amended and Restated Agreement and License Agreement, the Issuer and MHR entered into that certain Restructuring Agreement, attached as Exhibit 3 hereto (the “Restructuring Agreement”). Pursuant to the Restructuring Agreement, the Issuer and MHR agreed to effect the following transactions at the closing of the Restructuring Agreement, subject to the conditions described therein:

Under the terms of the Restructuring Agreement, the Convertible Notes, which matured under their original terms on September 26, 2012, will be amended and restated to provide for, among other things, (i) a maturity date of September 26, 2017 (subject to acceleration upon the occurrence of certain specified events of default, including the failure of the Issuer to achieve certain milestones relating to product sales, operational performance and manufacturing) and (ii) an increase in the interest rate from 11% to 13% (the interest rate that has been applicable to the Convertible Notes since September 26, 2012), which interest will continue to be payable in the form of additional Convertible Notes rather than in cash. The amended and restated Convertible Notes will continue to be collateralized by a first priority lien in favor of MHR on substantially all of the Issuer’s assets, and must be redeemed from time to time pursuant to a cash sweep of approximately 40% of the Issuer’s Consolidated Free Cash Flow (as defined in the amended and restated Convertible Notes). The closing of the transactions contemplated by the Restructuring Agreement is subject to various conditions, including the receipt by the Issuer of $10 million pursuant to the GLP-1 Amendment No. 2. Under the terms of the Restructuring Agreement, this $10 million will not be subject to the cash flow sweep and will be available to the Issuer to fund its operations and expenses.

In addition, under the terms of the Restructuring Agreement, the Issuer and MHR agreed to, among other things and subject to the conditions described therein, at closing:

•	Re-price the conversion rate for the amended and restated Convertible Notes from $3.78 to $1.25 per Share (subject to adjustment as described in the amended and restated Convertible Notes);

•

Re-price warrants currently held by MHR to purchase approximately 12 million Shares from an average exercise price of $1.15 to $0.50 per Share, and extend the expiration date of such warrants to July 6, 2019;

•	Issue to MHR additional warrants to purchase approximately 10 million Shares at an exercise price of $0.50 per Share, which warrants will expire on July 6, 2019;

•

Amend and restate the 13% Senior Secured Promissory Notes of the Issuer, issued on October 17, 2012, in an aggregate principal amount of $1,400,000 (the “Bridge Notes”) formerly due on demand, to provide for a maturity date of September 26, 2017 and for such Bridge Notes to be convertible, at the option of the holder, into Common Stock at a conversion rate of $0.50 per Share (subject to adjustment as described in such amended and restated Bridge Notes); and

•

Amend and restate the Promissory Notes of the Issuer, due September 26, 2012 (the “Reimbursement Notes”), formerly due on September 26, 2012, to provide for a maturity date of April 26, 2014 and for such amended and restated Reimbursement Notes to be convertible, at the option of the holder, into Common Stock at a conversion rate of $0.50 per Share (subject to adjustment as described in such amended and restated Reimbursement Notes).

Unless and until the closing of the Restructuring Agreement occurs, all the securities and notes of the Issuer held by MHR shall remain unchanged in full force and effect without impairment and without modification, and no rights or remedies of MHR have been waived or shall be deemed to have been waived by virtue of the execution and delivery of the Restructuring Agreement.

The foregoing discussion of the Amended and Restated Agreement and the Restructuring Agreement and the transactions contemplated thereby, is qualified in its entirety by reference to the full text of the Amended and Restated Agreement and the Restructuring Agreement attached as Exhibits 1 and 3 to this Statement and incorporated into this Item 4 by reference to Exhibit 10.2 and Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on April 30, 2013. The foregoing discussion of the License Agreement is qualified in its entirety by reference to the full text of the License Agreement attached as Exhibit 2 to this Statement and incorporated into this Item 4 by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above and Exhibits 1, 2 and 3 to this Statement are incorporated into this Item 6 by reference.

Page 14 of 16 Pages

Item 7. Materials to Be Filed as Exhibits

Exhibit No.	Description

1	Amended and Restated Agreement, dated as of April 26, 2013, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Novo Nordisk A/S (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 30, 2013).

2	License Agreement, dated as of April 26, 2013, by and between MHR Institutional Partners IIA LP and Novo Nordisk A/S. (Exhibit D to the License Agreement has not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit.)

3	Restructuring Agreement, dated as of April 26, 2013, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 30, 2013).

Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 30, 2013	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR ADVISORS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS II LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR INSTITUTIONAL ADVISORS II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHRC II LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR FUND MANAGEMENT LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MHR HOLDINGS LLC

	By:	/s/ Janet Yeung
Name: Janet Yeung
Title: Authorized Signatory

MARK H. RACHESKY, M.D.

/s/ Janet Yeung, Attorney in Fact

Page 16 of 16 Pages

Exhibit Index

Exhibit No.	Description

1	Amended and Restated Agreement, dated as of April 26, 2013, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP, MHR Institutional Partners IIA LP and Novo Nordisk A/S (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 30, 2013).

2	License Agreement, dated as of April 26, 2013, by and between MHR Institutional Partners IIA LP and Novo Nordisk A/S. (Exhibit D to the License Agreement has not been filed; upon request, the Reporting Persons will furnish supplementally to the Commission a copy of any such exhibit.)

3	Restructuring Agreement, dated as of April 26, 2013, by and among Emisphere Technologies, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, MHR Institutional Partners II LP and MHR Institutional Partners IIA LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 30, 2013).